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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1*)


                     TWEETER HOME ENTERTAINMENT GROUP, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   901167106
                                 (CUSIP Number)

                              December 31, 1999
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [ ] Rule 13d-1(b)
                               [ ] Rule 13d-1(c)
                               [X] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP No. 901167106                                            Page 2 of 7 Pages


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1    NAME OF REPORTING PERSONS
     IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Samuel Bloomberg
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a) [  ]
     (b) [  ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

      US
--------------------------------------------------------------------------------
          NUMBER OF         5     SOLE VOTING POWER
           SHARES                 1,151,376 (1)
        BENEFICIALLY        ----------------------------------------------------
          OWNED BY          6     SHARED VOTING POWER
           EACH                   81,479 (2)
         REPORTING          ----------------------------------------------------
           PERSON           7     SOLE DISPOSITIVE POWER
            WITH                  1,151,376 (1)
                            ----------------------------------------------------
                            8     SHARED DISPOSITIVE POWER
                                  81,479 (2)
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,232,855
--------------------------------------------------------------------------------
10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     6.9% (3)
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (See Instructions)
                                                     IN
--------------------------------------------------------------------------------



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CUSIP No. 901167106                          13G               Page 3 of 7 Pages


ITEM 1.

     (a)  Name of Issuer:
          Tweeter Home Entertainment Group, Inc.


     (b)  Address of Issuer's Principal Executive Offices:
          10 Pequot Way
          Canton, MA 02021

ITEM 2.

     (a)  Name of Person Filing:
          Samuel Bloomberg

     (b)  Address of Principal Business Office:
          10 Pequot Way
          Canton, MA 02021

     (c)  Citizenship:
          US

     (d)  Title of Class of Securities:
          Common Stock

     (e)  CUSIP Number:
          901167106



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CUSIP No. 901167106                  13G                       Page 4 of 7 Pages


ITEM 3.   If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
          (c), Check Whether the Person Filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;

          (b)  [  ] Bank as defined in Section 3(a)(6) of the Exchange Act;

          (c) [ ] Insurance company as defined in section 3(a)(19) of the Exchange Act;

          (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

          (e)  [  ] An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E);

          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

          (j)  [  ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).




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CUSIP No. 901167106                  13G                       Page 5 of 7 Pages

ITEM 4.  Ownership.

     (a)  Amount Beneficially Owned:
          see page 2 Item 9

     (b)  Percent of Class:
          see page 2 Item 11

     (c)  Number of Shares as to which such person has:
          i.   Sole power to vote or to direct the vote
               See page 2 Item 5
          ii.  Shared power to vote or to direct the vote
               See page 2 Item 6
          iii. Sole Dispositive power or to dispose
               See page 2 Item 7
          iv.  Shared dispositive power or to dispose
               See page 2 Item 8

ITEM 5.  Ownership of Five Percent Or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [___].


ITEM 6.  Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.
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CUSIP No. 901167106                 13G                        Page 6 of 7 Pages


ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

ITEM 8.  Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9.  Notice of Dissolution of Group.

Not Applicable.

ITEM 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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CUSIP No. 901167106                 13G                        Page 7 of 7 Pages

                                  NOTES TO 13G

(1)   Items 5 and 7 include the following:

      a. 715,114 shares of common stock owned directly by Samuel Bloomberg as of February 11, 2000.

      b. Options held by Samuel Bloomberg that are exercisable within 60 days of February 11, 2000 for the purchase of 436,262 shares of common stock.

(2)   Items 6 and 8 include the following:

      a. 14,454 shares of common stock owned by Carolina Bloomberg, Samuel Bloomberg's wife, as of February 11, 2000. Mr. Bloomberg disclaims beneficial ownership of such shares.

      b. 67,025 shares held by trusts for the benefits of Samuel Bloomberg's children as of February 11, 2000. Mr. Bloomberg disclaims beneficial ownership of such shares.

(3) This percentage is based on the number of outstanding shares of common stock of Tweeter Home Entertainment Group, Inc. as of February 11, 2000.


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


DATED: February 14, 2000                   By: /s/ Samuel Bloomberg
                                              _________________________________
                                           Name: Samuel Bloomberg